3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Brian M. Katz

direct dial: 215.981.4193

katzb@pepperlaw.com

December 28, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Ada D. Sarmento

Re:	Aevi Genomic Medicine, Inc. Registration Statement on Form S-3 Filed December 8, 2017 File No. 333-221950

Dear Ms. Sarmento:

On behalf of our client, Aevi Genomic Medicine, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter, dated December 20, 2017 (the “Comment Letter”), with respect to the above referenced Registration Statement on Form S-3 (the “S-3”). On the date hereof, the Company has filed Amendment No. 1 to the S-3 (“Amendment No. 1”), incorporating the changes described herein. For your convenience, the Staff’s comment is set forth in bold below.

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Registration Statement on Form S-3

General

1.	We note your disclosure on the prospectus cover page that you will identify any additional selling stockholders in a prospectus supplement. Please note that General Instruction II.G., which allows registrants to refer to unnamed selling security holders in a generic manner, is only available to registrants eligible to register primary offerings on Form S-3 pursuant to General Instruction I.B.1, for which you do not appear to be eligible. Please revise your disclosure to clarify that you mustfile a post-effective amendment to add selling stockholders to your registration statement and that a Rule 424(b) prospectus supplement must be used to post-effectively update the selling stockholder table to reflect any transfers from a previously identified selling stockholder. For guidance, please refer to Question 140.03 of the Regulation S-K Compliance and Disclosure Interpretations.

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www.pepperlaw.com

U.S. Securities and Exchange Commission

Attn: Ms. Ada D. Sarmento

December 28, 2017

Response: As reflected in Amendment No. 1, the Company revised the S-3 to clarify that the Company must file a post-effective amendment to add selling stockholders to the S-3 and that a Rule 424(b) prospectus supplement must be used to post-effectively update the selling stockholder table to reflect any transfers from a previously identified selling stockholder.

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Please direct any questions concerning this letter to my attention at 215.981.4193 or, in my absence, to Scott R. Jones, Esq. at 610.410.7853.

Very truly yours,
/s/ Brian M. Katz
Brian M. Katz

cc:	Michael F. Cola Scott R. Jones, Esq.